UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35379 / November 7, 2024

In the Matter of:

TriplePoint Venture Growth BDC Corp.
TriplePoint Private Venture Credit Inc.
TPVG Variable Funding Company LLC
TPVG Investment LLC
TPVC Funding Company LLC
TPVC Investment LLC
TriplePoint Advisers LLC
TriplePoint Capital LLC
TriplePoint Financial LLC
TPF Funding 1 LLC
TPF Funding 2 LLC
TriplePoint Ventures 5 LLC
TPC Credit Partners 3 LLC
TriplePoint Venture Lending Fund, LLC
TriplePoint Venture Lending SPV, LLC

2755 Sand Hill Road, Suite 150
Menlo Park, California 94025

812-15500

ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

TriplePoint Venture Growth BDC Corp., et al. filed an application on August 22, 2023, and
amendments to the application on February 7, 2024, and June 26, 2024, requesting an order to
amend a prior order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the
"Act") and rule 17d-1 under the Act ("Prior Order"). The Prior Order permitted certain joint
transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under
the Act. In particular, the Prior Order permitted certain business development companies and
closed-end management investment companies (collectively, the "Regulated Funds") to co-invest
in portfolio companies with each other and with certain affiliated investment entities.

On October 9, 2024, a notice of the filing of the application was issued (Investment Company
Act Release No. 35355). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by TriplePoint Venture Growth BDC Corp., et al. (File No. 812-15500) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.